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14048749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-68910~~

8-53580

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Strategic Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 1420
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Avenue, Suite 1800 (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
3/24/14

OATH OR AFFIRMATION

I, Orlando Medellin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
HERIBERT JEAN-LOUIS
MY COMMISSION # EE 114254
EXPIRES: July 29, 2015
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL STRATEGIC INVESTMENTS, LLC

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Global Strategic Investments, LLC

Report on the Financial Statement

We have audited the accompanying financial statement of Global Strategic Investments, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 7 to the financial statement, the Company is undergoing regulatory examinations by the Financial Industry Regulatory Authority ("FINRA"). The Company was notified by FINRA that it had referred certain matters arising from the 2012 and 2011 examinations to its Enforcement Department. Any potential liability resulting from these matters cannot be reasonably determined and could have a material adverse effect on the Company's financial condition and results of operations. Management believes that the Company has taken all the necessary steps to respond and address these exceptions. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on the financial condition or operations of the Company.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2014

Global Strategic Investments, LLC
Statement of Financial Condition
As of December 31, 2013

Assets	
Cash and cash equivalents	$ 153,472
Restricted certificate of deposit	47,000
Securities owned, at fair value	103,320
Receivable from broker-dealers and clearing organizations	641,375
Deposits with clearing organizations	1,099,995
Receivables from affiliates	93,868
Furniture, equipment and leasehold improvements, net	31,206
Prepaid expenses and other assets	56,733
Total Assets	$2,226,969
Liabilities and Members' Equity	
Liabilities:	
Commissions payable	432,732
Payable to broker-dealers and clearing organizations	17,492
Accounts payable and accrued expenses	179,405
	629,629
Commitments and Contingencies (Notes 7 and 9)	
Members' equity	1,597,340
Total Liabilities and Members' Equity	$2,226,969

See accompanying notes to the statement of financial condition.

1. ORGANIZATION

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Securities Transactions
Revenues for executing customer securities transactions and proprietary securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Restricted Certificate of Deposit
As of December 31, 2013, the Company had a restricted certificate of deposit amounting to $47,000 which guarantees the standby-letter of credit required by the office facilities lease (See Note 7). The deposit matures on April 27, 2014, bears interest at 0.52% and renews automatically.

Clearing Arrangements
The Company has clearing agreements with Apex Clearing Corporation and Cor Clearing (the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. Pursuant to the respective clearing agreements, the Company is required to maintain a deposit of $1,000,000 with the Apex Clearing and $100,000 with Cor Clearing.

Securities Sold, Not Yet Purchased, at Fair Value
Securities sold, not yet purchased, are valued at fair value. Unrealized appreciation or depreciation is reflected in income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Leasehold Improvements
Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives ranging from five and seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

When furniture or equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2013. The actual outcome of the estimates could differ from the estimates made in the preparation of the statement of financial condition.

Income Taxes
The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statement does not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2010.

Subsequent Events
The Company has evaluated subsequent events through February 28, 2014 which is the date the financial statement was available to be issued.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, consisted of the following at December 31, 2013:

Office Equipment	$	295,326
Leasehold Improvements		41,633
Furniture and Fixtures		4,313
		341,272
Less: accumulated depreciation and amortization		(310,066)
	$	31,206

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company's "Net Capital" was $1,316,849 and the "Required Net Capital" was $100,000. At December 31, 2013, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 0.46 to 1.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANZIATIONS

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Brokers. Pursuant to respective clearing agreements, the Company is required to maintain a certain minimum capital with the Clearing Brokers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with the Clearing Brokers' requirements for obtaining collateral from customers. At December 31, 2013, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying statement of financial condition, are due from these brokers. At December 31, 2013, the Company had $641,375 due from broker-dealers and clearing organizations and $17,492 due to broker-dealers and clearing organizations. Additionally, at December 31, 2013, the Company has approximately $1,100,000 in deposits with clearing organizations.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a framework for measuring fair value, and establishes a fair value hierarch which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

6. FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements
For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 1.

Items Measured at Fair Value on a Recurring Basis
The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2013, for each fair value hierarchy level:

	Level 1	Level 2	Level 3	Total
Corporate Bonds	$ 103,320	$ -	$ -	$ 103,320

The Company does not have any financial liabilities that are measured at fair value on a recurring basis as of December 31, 2013.

Items Measured at Fair Value on a Non-Recurring Basis
The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2013.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company is obligated under non-cancelable operating leases for office facilities through February 2014 and equipment through the year 2016. The Company has secured the office lease with a stand-by letter of credit for $47,000 (Note 2).

Approximate future minimum payments under the non-cancelable operating leases as of December 31, 2013 are as follows:

Years ending December 31,	
2014	$ 36,222
2015	5,604
2016	2,802
	$ 44,628

Regulatory
The Company is undergoing regulatory examinations by FINRA. The Company was notified by FINRA that it had referred certain matters arising from the 2012 and 2011 examinations to its Enforcement Department. Any potential liability resulting from these matters cannot be reasonably determined and could have a material adverse effect on the Company's financial condition and results of operations. Management believes that the Company has taken all the necessary steps to respond and address these exceptions. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on the financial condition or operations of the Company.

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial condition.

8. RELATED PARTY TRANSACTIONS

The Company has relationships with affiliated companies through common ownership. At December 31, 2013, the balance due under this relationship was $93,868. This outstanding balance in inclusive of an interest bearing notes in the amount of $75,000 effective June 18, 2012 and bears a fixed interest of 5% maturing in 2014.

At December 31, 2013, the Company had a payable to affiliate of $9,358. Such payable is included in accounts payable and accrued expenses on the statement of financial condition.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

GLOBAL STRATEGIC INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2013